Item 7
 BlackRock Life Limited
 BlackRock Advisors, LLC
 BlackRock Investment Management (UK) Limited
 BlackRock (Luxembourg) S.A.
 BlackRock Institutional Trust Company, National Association
 BlackRock Japan Co., Ltd.
 BlackRock Fund Managers Ltd



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.